Writer’s Direct Dial: +1 212-225-2556	July 6, 2016
E-Mail: pmarcogliese@cgsh.com

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: David L. Orlic, Special Counsel

Re:                             Atlantic Power Corporation
Schedule TO-I filed June 17, 2016
File No. 005-87139

Dear Mr. Orlic:

On behalf of our client, Atlantic Power Corporation (“Atlantic Power”), we have set forth below Atlantic Power’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2016 to Jeffrey S. Levy, Senior Vice President and General Counsel of Atlantic Power, relating to the tender offer statement on Schedule TO, initially filed by Atlantic Power on June 17, 2016 (together with the exhibits thereto, and as amended by Amendment 1 thereto, filed with the Commission on June 22, 2016, the “Schedule TO”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, Atlantic Power is filing an amendment to the Schedule TO (“Amendment No. 2”).  Amendment No. 2 contains the revisions to the Schedule TO described in this letter. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

General

1.              Please provide an analysis as to the applicability of Exchange Act Rule 13e-3.

Atlantic Power does not believe that Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is applicable to the Offer. Exchange Act Rule 13e-3 applies to any transaction or series of transactions that has or have a reasonable likelihood of (a) causing any class of equity securities which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration or causing the reporting obligations with respect to such class to become eligible for termination or (b) causing any class of equity securities to be eligible for delisting from a national securities exchange. We have been advised by the Company that the Company’s 5.75% series C convertible unsecured subordinated debentures due June 2019 (the “Debentures”) were never subject to registration under Section 12(g) of the Exchange Act because at no time did the number of record holders of the Debentures exceed the applicable threshold for registration under Section 12(g) of the Exchange Act. In addition, on the day of the commencement of the offer, the Debentures were eligible for an automatic suspension of the reporting obligation pursuant to Section 15(d) of the Exchange Act since, on January 1, 2016, the beginning of the Company’s current fiscal year, there were 32 record holders of the Debentures and no registration statement with respect to the Debentures became effective in such fiscal year. The Debentures have never been listed on any national securities exchange. Consequently, and in accordance with CD&I 104.1 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, the Offer will not result in either of the conditions noted in (a) or (b) above triggering the application of Exchange Act Rule 13e-3. As a consequence, Exchange Act Rule 13e-3 does not apply.

Withdrawal Rights, page 8

2.              Please revise to disclose the specific date after which tendered Debentures may be withdrawn if not yet accepted for payment.  Refer to Exchange Act Rule 13e-4(f)(2)(ii).

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

Conditions of the Offer, page 9

3.              The lead-in paragraph specifies that the Company shall not be required to accept tendered Debentures for purchase if at any time before payment specified events shall have occurred.  All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before expiration of the Offer, not merely before payment.  Please revise.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

4.              The lead-in paragraph specifies that the Company may postpone the take up and payment for Debentures deposited if specified events shall have occurred.  Please revise to clarify in what circumstances you will postpone take up and payment, and confirm that any such postponement will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to postpone take up and payment only due to an extension of the Offer, so state.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

5.              The Offer conditions must be described with reasonable specificity such that an investor can understand the parameters of the Offer, and must be objective and outside the control of the Company.  Accordingly, please provide an objective standard for the following:

•                  whether certain Offer conditions have been satisfied in the Company’s “sole judgment” or “sole discretion,” or “on acceptable terms to the Company;” and

•                  whether certain events have occurred that “might” have specified effects, results, etc.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO to include an objective standard.

6.              We note disclosure that all of the listed Offer conditions may be asserted by the Company regardless of the circumstances giving rise to such conditions.  Please remove the statement that the Company may assert a condition even if action or inaction by the Company gave rise to the condition.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

7.              We note disclosure in the last paragraph of this section.  If an event triggers a listed Offer condition, and you determine to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the Offer, you may be required to extend the Offer and circulate new disclosure.  Furthermore, when an Offer condition is triggered by events that occur before the expiration of the Offer, you should inform Debentureholders how you intend to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.  Refer to Exchange Act Rule 13e-4(d)(2).

Atlantic Power supplementally confirms to the Staff Atlantic Power’s understanding that: (1) if an event triggers a listed Offer condition and Atlantic Power decides to proceed with the Offer anyway, this constitutes a waiver by Atlantic Power of the triggered condition(s); (2) depending on the materiality of the waived condition and the number of days remaining in the Offer, Atlantic Power may be required to extend the Offer and circulate new disclosure; and (3) when an Offer condition is triggered by events that occur before the Expiration Date, at such time that Atlantic Power has determined how it intends to proceed it will promptly inform Debentureholders of its intention rather than waiting until the Expiration Date, unless the condition is one where satisfaction of the condition may only be determined upon expiration.

Taking Up and Payment for Deposited Debentures, page 12

8.              We note the third paragraph of this section.  Please revise the disclosure to clarify that, even in the event of pro-ration, the Company will pay for tendered Debentures promptly, rather than “as soon as reasonably practicable,” to comply with the prompt payment requirement of Exchange Act Rules 13e-4(f)(5) and 14e-1(c).

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

Other Terms, page 14

9.              We note disclosure that the Offer is “not being made to, and deposits of Debentures will not be accepted from or on behalf of, Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.”  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i).  If you are attempting to rely on Rule 13e-4(f)(9)(2), note that Rule 13e-4(f)(9)(2) is restricted to state law.  For guidance, refer to Exchange Act Release 34-58597, Section II.G.1 (September 19, 2008).

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

Schedule “A”

Assumptions and Limitations, page A-4

10.       While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure made in the document, including the statement, “Alexander Capital assumes no responsibility for the information furnished to us.”  Please revise.  This comment also applies to disclosure appearing in the Issuer Bid Circular.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO by deleting the statement.

11.       We note additional disclaimers at the end of this section which appear to limit reliance by investors on disclosure appearing in the document.  Please revise the following statements:

•                  “... Alexander Capital shall have no responsibility whatsoever to any third party.”

•                  “Any use a third party makes of this Formal Valuation is entirely at its own risk.”

•                  “The Valuation has been prepared and provided solely for the use of the Board of Directors of Atlantic Power...and may not be used or relied upon by any other person without Alexander Capital’s express prior written consent.”

This comment also applies to disclosure appearing in the Issuer Bid Circular.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

Atlantic Power has authorized us to acknowledge on its behalf that (1) Atlantic Power is responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) Atlantic Power may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 2 or these responses, please feel free to contact me at +1 (212) 225-2556, Craig B. Brod at +1 (212) 225-2650 or Jennifer C. Bender at +1 (212) 225-2112.

Sincerely,

/s/ Pamela L. Marcogliese

cc:                                Jeffrey S. Levy, Esq., Atlantic Power

Craig B. Brod, Esq., Cleary Gottlieb Steen & Hamilton LLP

Jennifer C. Bender, Esq., Cleary Gottlieb Steen & Hamilton LLP